Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

INTERPACE DIAGNOSTICS GROUP, INC.

INTERPACE DIAGNOSTICS GROUP, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: At the Effective Time, as defined below, of this Certificate of Amendment pursuant to Section 242 of the General Corporation Law of the State of Delaware, each ten (10) shares of the Corporation’s common stock, par value $.01 per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of common stock, par value $.01 per share (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “reverse stock split”). The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock upon the effectiveness of the reverse stock split shall be entitled to receive a cash payment in lieu of any fractional share created as a result of such reverse stock split equal to (i) the average closing price of the Old Common Stock as reported by The NASDAQ Capital Market for the five trading days immediately preceding the effective date of the reverse stock split by (ii) the amount of the fractional share.

SECOND: The foregoing amendment shall be effective at 5:00 p.m. (EST) on December 28, 2016 (the “Effective Time”).

THIRD: That the stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 28th day of December, 2016.

INTERPACE DIAGNOSTICS GROUP, INC.

By:	/s/ Jack E. Stover
Name: Jack E. Stover
Title: Chief Executive Officer